Exhibit 99.41

Cybin Announces First Quarter Financial Results of Clarmin Explorations

Inc.

TORONTO--(BUSINESS WIRE)--December 29, 2020--Cybin Inc. (NEO:CYBN) ("Cybin"), a life sciences company focused on psychedelic pharmaceutical therapies, announces the unaudited financial results of Clarmin Explorations Inc. (now Cybin Inc.) for the three month period ended October 31, 2020. A copy of the unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards and the corresponding management's discussion and analysis for the three months ended October 31, 2020 can be found under Cybin's profile at www.sedar.com.

About Cybin

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing technologies and delivery systems, aiming to improve bioavailability, to potentially achieve the desired medicinal effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin's future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "plan", "continue", "will", "may", "would", "anticipate", "estimate", "forecast", "predict", "project", "seek", "should" or similar expressions or the negative thereof, are forward- looking statements. These statements are not historical facts but instead represent only Cybin's expectations, estimates and projections regarding future events. These statements are not guaranteeing future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The forward-looking information and forward-looking statements included in this press release are made as of the date of this press release. The Company does not undertake an obligation to update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date.

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com